Statement of Financial Condition

Greenhill & Co., LLC
(A Wholly-owned Subsidiary of Greenhill & Co., Inc.)
March 31, 2025
With Report of Independent Registered
Public Accounting Firm

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-49000 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Greenhill & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1271 Avenue of the Americas
(No. and Street)

| New York | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mark R. Lasky | 212-389-1538 | mark.lasky@mizuhogroup.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

| One Manhattan West, 4401 9th Avenue | New York | NY | 10001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mark R. Lasky, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Greenhill & Co., LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LILIANA GUZMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GU6344238
Qualified in New York County
My Commission Expires: 10/8/2028

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Greenhill & Co., LLC

Statement of Financial Condition

March 31, 2025

## Contents


Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of Mizuho Securities USA LLC and the Member of Greenhill & Co., LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of March 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2025, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst + Young LLP*

We have served as the Company's auditor since 1997.

May 30, 2025

# Greenhill & Co., LLC

## Statement of Financial Condition

March 31, 2025

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 77,966,844 |
| Fees receivable | 33,797,936 |
| Due from affiliates | 757,513 |
| Operating lease right-of-use asset | 54,539,311 |
| Other assets | 1,591,933 |
| Total assets | $ 168,653,537 |

**Liabilities and Member's capital**

| | |
|---|---:|
| Compensation payable | $ 36,142,018 |
| Operating lease obligations | 55,705,351 |
| Accounts payable and accrued expenses | 5,080,307 |
| Due to affiliates | 2,871,845 |
| Total liabilities | $ 99,799,521 |
| | |
| Member's capital | 68,854,016 |
| Total liabilities and Member's capital | $ 168,653,537 |

*See accompanying notes to statement of financial condition.*

# Greenhill & Co., LLC

## Notes to Statement of Financial Condition

March 31, 2025

### 1. Organization

Greenhill & Co., LLC ("G&Co" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company's immediate parent is Greenhill & Co., Inc. ("Parent" or "Member") which is a wholly owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is an intermediate holding company in the US which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

The Company is managed by an affiliated entity, Mizuho Securities USA LLC ("MSUSA"). MSUSA's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions advisory services.

The Company, a New York limited liability company, is engaged in the investment banking business providing advisory services to corporations, institutions, and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters, as well as private capital advisory services. The Company has offices in New York, Chicago, Houston, and San Francisco.

On July 1, 2024, the Company notified FINRA of its change in Fiscal Year End date, from December 31 to March 31, pursuant to Rule 17a-5(d) under Securities Exchange Act of 1934. The change was made in order to align with the fiscal year of MHA and MHFG. As a result of the change, the current fiscal year commenced January 1, 2024, and ended March 31, 2025.

### 2. Summary of Significant Accounting Policies

**Basis of Financial Information**

The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to make estimates and assumptions regarding future events that affect the amounts reported in the financial statements and these footnotes, including compensation accruals and other matters. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ materially from those estimates.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with an original maturity date of three months or less, when purchased, to be cash equivalents.

The Company maintains its cash and cash equivalents with financial institutions with high credit ratings. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

Cash equivalents primarily consist of money market accounts and other short-term highly liquid investments with original maturities of three months or less and are carried at cost, plus accrued interest, which approximates the fair value due to the short-term nature of these investments.

**Deferred Revenue**

As a result of the deferral of certain fees, deferred revenue (also known as contract liabilities) was $2.5 million and $1.7 million at January 1, 2024 and March 31, 2025, respectively. Deferred revenue is included in accounts payable and accrued expenses in the Statement of Financial Condition.

**Fees Receivables**

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by utilizing past client transaction history, an assessment of the client's creditworthiness and measured by the expected lifetime credit losses in conjunction with ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The allowance for doubtful accounts was $1.0 million and $0.2 million at January 1, 2024 and March 31, 2025, respectively.

Credit risk related to fees receivable is dispersed across a large number of clients. The Company controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

**Leases**

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records and/or funds directly its allocated portion of the lease payments. The Company leases office space for its operations around the globe.

Certain leases include options to renew, which can be exercised at the Parent's sole discretion. The Parent determines if a contract contains a lease at contract inception. Operating lease assets represent the Company's right to use the underlying asset and operating lease liabilities represent the Company's obligation to make lease payments by funding the Parent. Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Parent generally does not include options to renew as it is not reasonably certain at contract inception that the Parent will exercise the option(s). The Parent uses the implicit rate when readily determinable and its incremental borrowing rate when the implicit rate is not readily determinable. The Parent's incremental borrowing rate is determined using its secured borrowing rate and giving consideration to the currency and term of the associated lease as appropriate.

The lease payments used to determine the Company's operating lease assets under the expense sharing arrangement may include lease incentives, stated rent increases and escalation clauses linked to rates of inflation when determinable and are recognized in operating lease assets in the statement of financial condition. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The straight-lining of rent expense results in differences in the operating lease right-of-use asset and operating lease obligations on the statement of financial condition.

**Deferred Cash Compensation**

During the fifteen months ended March 31, 2025, the Parent via the MHA deferred compensation plan, issued deferred cash compensation to employees of the Company. Since the obligation to pay the deferred compensation amount is borne by the Parent, the Company records the amortizable amount of compensation as a charge to compensation expense and a deemed contribution to capital by the Parent (instead of compensation payable). We estimate forfeitures of deferred cash compensation as part of our amortized deferred compensation cost based on an estimated rate of forfeitures which we periodically adjust to the actual rate of forfeited awards. See "Note 6 - Deferred Compensation".

### 3. Cash and Cash Equivalents

As of March 31, 2025, the Company's total cash balance was $77.9 million, and there were no amounts classified as cash equivalents.

### 4. Related Party Transactions

At March 31, 2025, the Company had receivables from other affiliates of $0.8 million, which relate to services provided by U.S. offices for international client engagements during the year, and general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At March 31, 2025, the Company had payables of $2.9 million to other affiliates generally related to corporate overhead charges from MHA and also services rendered by foreign offices for U.S. client engagements during the year. These payables are included in due to affiliates in the statement of financial condition.

The Company may leverage their foreign affiliates to perform services for clients on their behalf or the foreign affiliates may leverage the Company to perform services on their behalf throughout the year. Intercompany transactions are generally settled regularly during the year.

### 5. Income Taxes

The Company's Parent is a corporate taxpayer. The Company is a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Company's financial statements. The Company follows the guidance for income taxes in recognizing, measuring, presenting, and disclosing in its financial statements uncertain tax positions taken or expected to be taken on its income tax returns. The Company determined there was no requirement to accrue any liabilities as of March 31, 2025.

### 6. Deferred Compensation

As part of its long-term incentive award program, the Company participates in a deferred cash incentive plan. Under this plan, grants of deferred cash retention awards may be awarded to employees. The deferred awards, which generally vest over a three-to-four-year service period, provide the employee with the right to receive future cash compensation payments, which can be interest or non-interest bearing.

### 7. Member's Capital

The Company makes periodic cash distributions of earnings, subject to net capital requirements and working capital needs, to its Parent; no distributions were made to the Parent during the year. The Company may

receive a periodic contribution from Parent for working capital needs. During the fifteen months ended March 31, 2025, the Company received $22.0 million from the Parent. The capital contributions were intended as an investment in the Company and were not withdrawn within one year of the contribution.

## 8. Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by MHA and covers all eligible employees of the Company.

## 9. Commitments and Contingencies

All of the Company's leases are operating leases and have remaining lease terms ranging from less than one year to 11 years.

As of March 31, 2025, the approximate aggregate minimum future rental payments for the leased space used by the Company and its portion of the lease payments allocated by the Parent or funded directly by the Company were as follows:

| | | |
|---|---|---:|
| 2025 | $ | 8,516,832 |
| 2026 | | 8,835,333 |
| 2027 | | 8,824,543 |
| 2028 | | 8,686,091 |
| 2029 | | 8,737,634 |
| Thereafter | | 44,760,733 |
| | | |
| Total | $ | 88,361,166 |
| Less: Rental payments made to the Parent | | (7,273,596) |
| Total lease payments for which Company has a right-of-use asset and corresponding liability | | 81,087,570 |
| Less: Interest | | (25,382,219) |
| Present value of operating lease liabilities for which the Company has a right-of-use asset and corresponding liability | $ | 55,705,351 |

Minimum future rental payments in the fifteen month period are reduced by payments of $7.2 million made to the Parent for the use of the space during the Parent's free rent period.

The weighted average remaining lease term and weighted average discount rate of our operating leases are as follows:

| | As of March 31, 2025 |
|---|---:|
| Weighted Average remaining lease term in years | 10.18 |
| Weighted Average Discount Rate | 6.9 % |

The weighted average discount rate is determined at the commencement of the operating leases.

The Company is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Company does not believe any such proceedings will have a material adverse effect on its results of operations

## 10. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of March 31, 2025, the Company's net capital was $34.5 million, which exceeded its requirement by $31.4 million. The Company's aggregate indebtedness to net capital ratio was 1.3 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

## 11. Segment Information

The Company's activities constitute a single reportable segment, with substantially all the activity generated from advisory services, which includes engagements relating to mergers and acquisitions, financing advisory and restructuring, and private capital advisory services. The Company's Chief Financial Officer manages business activities using the information of the Company as a whole and is the Chief Operating Decision Maker ("CODM"). The CODM uses net income to evaluate the Company's operating results. Additionally, the CODM uses excess net capital (see Note 11 and the Supplemental Information), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

## 12. Subsequent Events

Management of the Company has evaluated subsequent events through the date on which the financial statements are issued.